November 16, 2012

FILED VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.:	Neuberger Berman Alternative Funds; Post-Effective Amendment No. 18
-Neuberger Berman Dynamic Real Return Fund
-Class A, Class C, and Institutional Class
-1933 Act File No. 333-122847
-1940 Act File No. 811-21715

Dear Ms. Rossotto:

This letter responds to your comments, discussed in our telephone conversation on October 3, 2012, regarding your review of Post-Effective Amendment No. 18 to the registration statement on Form N-1A for Neuberger Berman Alternative Funds (“Registrant”) on behalf of its series listed above (the “Fund”).  Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 18 will become effective on October 31, 2012.  We expect to file Post-Effective Amendment No. 22 on November 16, 2012, which will become effective on November 16, 2012 pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Prospectus

Comment 1:  Please remove the parenthetical in the Fund’s goal.

Response:  The Registrant has removed the parenthetical in Fund’s goal.

Comment 2:  Please include a footnote indicating that the “Acquired Fund fees and expenses” line item in the fee table is estimated.

Response:  The Registrant has made the requested change.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
November 16, 2012

Comment 3:  Please confirm the expense limitation agreement will be filed as an exhibit to Post-Effective Amendment No. 22.

Response:  The Registrant confirms that the expense limitation agreement will be filed as an exhibit to Post-Effective Amendment No. 22.

Comment 4:  Please confirm that the risks associated with fixed rate and floating rate senior secured loans, second lien loans and unsecured loans that are described in the “Principal Investment Strategies” section are discussed in the “Principal Investment Risks” section.

Response:  The Registrant notes that there is a subsection titled “Risks of Interests in Loans” in the “Principal Investment Risks” section.  In addition, the Registrant has added the following disclosure to the headings listed below, which are contained in the “Principal Investment Risks” section, as follows:

Interest Rate Risk: Floating rate securities (including loans) can be less sensitive to interest rate changes.

Prepayment and Extension Risk: Floating rate securities can be less sensitive to prepayment risk.

Comment 5:  Please confirm whether investments in distressed securities are part of the principal investment strategies of the Fund since the “Principal Investment Risk” section includes “Distressed Securities Risk.”  If so, please add a reference to distressed securities in the “Principal Investment Strategies” section.

Response:  The Registrant has revised the last sentence in the second paragraph to the “Principal Investment Strategies” section as follows:

The Fund may also invest in investment grade debt securities, ~~and~~ debt securities issued by the U.S. government, including separately traded principal and interest components of securities issued or guaranteed by the U.S. Treasury under the Separate Trading of Registered Interest and Principal of Securities (“STRIPS”) program, and distressed securities.

Comment 6:  Please confirm whether investing in securities in the energy sector and materials sector are part of the principal investment strategies of the Fund since the “Principal Investment Risk” section includes “Energy Sector Risk” and “Materials Sector Risk.”  If so,

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
November 16, 2012

please add a reference to investing in securities in the energy sector and materials sector in the “Principal Investment Strategies” section.

Response:  The Registrant has added the following sentence in the “Principal Investment Strategies” section under the heading “Strategic Asset Allocation”:

The Portfolio Managers may emphasize various sectors of the market at any given time, including, but not limited to, the energy sector and materials sector.

Comment 7:  In “Principal Investment Strategies” section, please add disclosure indicating the maximum percentage that the Fund may invest in derivatives.

Response:  The Registrant has revised the beginning of the third paragraph to the “Principal Investment Strategies” section as follows:

The Fund also may use derivatives, without limitation, and primarily may use four types of derivatives:…

Comment 8:  The Statement of Additional Information includes the following sentence in the section entitled “Investment Information – Additional Investment Information,” under the heading “Risks of Fixed Income Securities – Duration and Maturity”: “The Fund may invest in securities of any maturity and does not have a target average duration.”  Please add this sentence to the “Principal Investment Strategies” section.

Response:  The Registrant has made the requested change.

Comment 9:  In the fourth paragraph of the “Principal Investment Strategies” section¸ please revise to provide a less technical description of how the portfolio managers will seek to add value.

Response:  The Registrant has revised the fourth paragraph of the “Principal Investment Strategies” section as follows:

While the~~The~~ Portfolio Managers ~~will seek to add value by~~ invest~~ing on a~~ for the long term ~~strategic basis and by taking~~ they will also seek to take advantage of shorter term ~~tactical~~ opportunities, subject to the investment adviser’s risk management framework.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
November 16, 2012

Comment 10:  In the “Principal Investment Strategies” section, under the heading “Strategic Asset Allocation,” please provide an example of how the strategy described will be implemented and provide a less technical description of breakeven inflation.

Response:  The Registrant has revised the first two sentences of the first paragraph under the heading “Strategic Asset Allocation” in the “Principal Investment Strategies” section as follows:

Strategic asset allocation seeks to allocate assets so that the predicted contribution from each asset class to the Fund’s overall sensitivity to ~~expected~~ changes in ~~breakeven~~ expected inflation is approximately the same. For example, if the Portfolio Managers believed that MLPs were twice as sensitive to changes in expected inflation as inflation-linked debt securities, the allocation to MLPs would be approximately half of the allocation to inflation-linked debt securities.~~Breakeven inflation is the difference between the nominal yield (or coupon rate) on a conventional debt security and the real (fixed) yield on an inflation-linked debt security with a comparable maturity.~~

Comment 11:  In the “Principal Investment Strategies” section, under the heading “Strategic Asset Allocation,” please provide more information about Neuberger Berman’s Investment Committee.

Response:  The Registrant has revised the last sentence of the first paragraph under the heading “Strategic Asset Allocation” in the “Principal Investment Strategies” section to delete the reference to Neuberger Berman’s Investment Committee as follows:

The Portfolio Managers will oversee, review and adjust this framework periodically ~~with input from Neuberger Berman’s Investment Committee~~.

Comment 12:  In the “Principal Investment Strategies” section, under the heading “Tactical Asset Allocation,” please provide an example of how the Portfolio Managers will attempt to adjust the Fund’s sensitivity to inflation by either using derivatives or investing in debt securities issued by the U.S. government.

Response:  The Registrant has revised the last sentence under the heading “Tactical Asset Allocation” in the “Principal Investment Strategies” section as follows:

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
November 16, 2012

Based on the output provided by the analyses, the Portfolio Managers will attempt to adjust the Fund’s sensitivity to inflation by either using derivatives or investing in debt securities issued by the U.S. government. For example, if the Portfolio Managers wanted to decrease the sensitivity of the Fund to inflation, it could purchase STRIPs.

Comment 13:  In the chart in the “Principal Investment Strategies” section, in the description of the strategy describing the Fund’s investments in “Inflation-Linked Debt Securities,” please revise “real rates and inflation” to “real interest rates and rates of inflation”.

Response:  The Registrant has made the requested change.

Comment 14:  In the chart in the “Principal Investment Strategies” section, in the description of the strategy describing the Fund’s investments in “Below Investment Grade Debt Securities,” please add “credit” after “rotating.”

Response:  The Registrant has made the requested changes.

Comment 15:  In the chart in the “Principal Investment Strategies” section, in the description of the strategy describing the Fund’s investments in “REITs,” please provide an example of the “sub-sectors” of the real estate business that may be emphasized.

Response:  The Registrant has revised the strategy describing its investments in REITs in the chart in the “Principal Investment Strategies” section as follows:

The Portfolio Managers use fundamental analysis as well as economic and market conditions to select REITS and may at times emphasize certain sub-sectors of the real estate business—for example, apartments, retail, hotels, offices, industrial, and health care.

Comment 16:  In the paragraph after the chart in the “Principal Investment Strategies” section, please clarify that the Fund cannot directly invest in commodities.

Response:  The Registrant has revised the paragraph after the chart in the “Principal Investment Strategies” section as follows:

Currently, the Portfolio Managers intend to obtain any exposure they believe is appropriate to below investment grade debt

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
November 16, 2012

securities, floating rate loans, commodities and emerging market equity securities by investing in Underlying Funds with a strategy similar to that described in the table above; however, the Portfolio Managers may also choose to invest directly in each of these asset classes at any time rather than investing in Underlying Funds, except with respect to commodities.  For commodities, if the Portfolio Managers want to have exposure to commodities but choose not to invest in an Underlying Fund, they would invest, directly or indirectly, in commodity-linked derivative instruments, which may include futures contracts on individual commodities.

Comment 17:  In the “Principal Investment Risks” section, under the heading “Risks of Investing in Underlying Funds,” please revise the disclosure to include the risk of paying fees to both the Fund and the Underlying Fund.

Response:  In the “Principal Investment Risks” section, under the heading “Risks of Investing in Underlying Funds,” the Registrant has revised the disclosure as follows:

Risks of Investing in Underlying Funds. The Fund may invest in Underlying Funds, including funds in the Neuberger Berman fund family. The investment performance of the Fund is directly related to the investment performance of the Underlying Funds in which it invests and the allocations among those Underlying Funds. The Fund is exposed to the same principal risks as the Underlying Funds, as well as exposed to the Underlying Funds’ expenses in direct proportion to the allocation of its assets to the Underlying Funds, which could result in the duplication of certain fees, including the management and administration fees. Neuberger Berman Management LLC is the investment manager for both the Fund and the funds in the Neuberger Berman fund family and may be deemed to have a conflict of interest in determining the allocation of the Fund to the funds in the Neuberger Berman fund family.

Comment 18:  In the “Principal Investment Risks” section, under the heading “Tax Risk”, “Subsidiary Risk” and “Regulatory Risk,” please disclose the name of the Underlying Fund that is described.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
November 16, 2012

Response:  The Registrant currently expects the Underlying Fund to be Neuberger Berman Risk Balanced Commodity Strategy Fund.  The Registrant respectfully declines to include the name of the Underlying Fund in the prospectus due to the potential that such disclosure might constitute an offer of the Neuberger Berman Risk Balanced Commodity Strategy Fund.

Comment 19:  In the “Principal Investment Risks” section, under the heading “Subsidiary Risk,” please briefly explain some of the “investor protections of the 1940 Act” that do not apply to the subsidiary.

Response:  In the “Principal Investment Risks” section, under the heading “Subsidiary Risk,” the Registrant has revised the fourth sentence as follows:

The Subsidiary is not registered under the Investment Company Act of 1940, as amended (“1940 Act”), and, unless otherwise noted in this prospectus, is not subject to all the investor protections of the 1940 Act, including, for example, those related to transactions with affiliates.  However, the Underlying Fund wholly owns and controls the Subsidiary, and the Underlying Fund and Subsidiary are both managed by Neuberger Berman Management LLC and subadvised by Neuberger Berman Fixed Income LLC, making it unlikely that the Subsidiary will take action contrary to the interests of the Underlying Fund and its shareholders.  In addition, in adhering to the Underlying Fund’s investment restrictions and limitations, Neuberger Berman Management LLC will treat the assets of the Subsidiary in the same manner as assets that are held directly by the Underlying Fund.

Comment 20:  In the “Principal Investment Risks” section, under the heading “Lower-Rated Debt Securities Risk,” please add disclosure that lower-rated debt securities are commonly referred to as “junk bonds.”

Response:  In the “Principal Investment Risks” section, under the heading “Lower-Rated Debt Securities Risk,” the Registrant has added disclosure indicating that lower-rated debt securities are commonly referred to as “junk bonds.”

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
November 16, 2012

Comment 21:  In the “Principal Investment Risks” section, under the heading “Master Limited Partnership Risks,” please include disclosure indicating that a significant portion of distributions may be a return of capital.

Response:  In the “Principal Investment Risks” section, under the heading “Master Limited Partnership Risks,” the Registrant has added the following disclosure:

Distributions from an MLP may consist in part of a return of the amount originally invested, which would not be taxable to the extent the distributions do not exceed the investor’s adjusted basis in its MLP interest.

Comment 22:  Except for a wholly owned subsidiary or unregistered money market funds, please confirm the Fund has no intention of investing in unregistered funds, such as those relying on Sections 3(c)(1) or 3(c)(7).

Response:   Except for a wholly owned subsidiary or unregistered money market funds, the Registrant confirms the Fund has no intention of investing in unregistered funds, such as those relying on Sections 3(c)(1) or 3(c)(7).

Comment 23:  In the “Tax Information” section in the “Fund Summary” section, please include disclosure about the tax implications of withdrawing your investment from a tax-exempt account.

Response:  The Registrant has revised the “Tax Information” disclosure as follows:

Except for tax-advantaged retirement plans and accounts and other tax-exempt investors you will be subject to tax to the extent the Fund makes distributions of ordinary income or net capital gain to you. Although those distributions generally are not taxable to a tax-exempt investor, withdrawals from certain retirement plans and accounts generally are subject to federal income tax.

Statement of Additional Information

Comment 24:  In the “Investment Information – Additional Investment Strategies” section, under the heading “Investment Company Securities – Policies and Limitations,” please move the second to last paragraph to the “Investment Information – Investment Policies and Limitations” section.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
November 16, 2012

Response:  The Registrant has made the requested change.

Comment 25:  In the “Investment Information – Additional Investment Strategies” section, under the heading “Convertible Securities – Policies and Limitations,” please revise the first sentence that includes the policy considering convertible securities to be equity securities to indicate that this would be case only if such securities are immediately convertible.

Response:  The Registrant has deleted this sentence from the disclosure.

Comment 26:  In the “Investment Information – Additional Investment Information” section, please confirm whether the heading “Technology Securities” is applicable for the Fund.

Response: One of the underlying funds the Fund intends to invest in is Neuberger Berman Emerging Markets Equity Fund, which includes this risk in its Statement of Additional Information.  Accordingly, the Fund will be indirectly exposed to the investment practices of Neuberger Berman Emerging Markets Equity Fund.  The Fund’s Statement of Additional Information explains that, unless otherwise noted, any references to investments made by the Fund in the Statement of Additional Information include those that may be made both directly and indirectly by the Fund through its investments in underlying funds.

Comment 27:  In the “Investment Information – Additional Investment Information” section, under the heading “Fund-of-Funds Structure,” please disclose that there is no guarantee that the exemptive order will be issued to the Fund and note what the current limits are with respect to the Fund’s investments in underlying funds.

Response: The Registrant has revised the last sentence in the “Investment Information – Additional Investment Information” under the heading “Fund-of-Funds Structure” as follows:

The Trust and NB Management are applying for an exemptive order from the SEC that, ~~once~~ if granted, would permit the Fund to invest in both affiliated and unaffiliated investment companies, including exchange-traded funds (“ETFs”), in excess of the limits in Section 12 of the 1940 Act subject to the terms and conditions of such order.  There is no guarantee that the SEC will grant the exemptive order and until the exemptive order is granted the limits described above will apply to the Fund’s investments in other investment companies.  However, even in the absence of an exemptive order issued to the Fund, it may exceed these limits when investing in shares of an ETF, subject to the terms and

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
November 16, 2012

conditions of an exemptive order from the SEC obtained by the ETF that permits an investing fund, such as the Fund, to invest in the ETF in excess of the limits described above.

Comment 28:  In the “Investment Information – Additional Investment Information” section, under the heading “Wholly Owned Subsidiary,” please delete the word “generally” in both places it appears in the fifth paragraph.

Response: The Registrant has made the requested change.

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473 or Lori L. Schneider at (202) 778-9305.  Thank you for your attention to this matter.

Sincerely,

/s/Franklin Na
Franklin Na